UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.____)*

INTEGRATED SURGICAL SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

45812Y108

(CUSIP Number)

Christopher A. Marlett

401 Wilshire Blvd, Suite #1020

Santa Monica, CA 90401

(310) 526-5005

With a copy to:

David R. Fishkin, Esq.

Snow Becker Krauss P.C.

605 Third Avenue

25th Floor

New York, New York 10158

(212) 687-3860

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 45812Y108	13D	Page 1 of 7 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christopher A. Marlett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,655,082 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,655,082 shares
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,082 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14.		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 45812Y108	13D	Page 2 of 7 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christopher A. Marlett Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 827,541 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 827,541 shares
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 827,541 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14.		TYPE OF REPORTING PERSON (See Instructions) OO (Trust)

CUSIP NO: 45812Y108	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This Schedule 13D (“Schedule”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Integrated Surgical Systems, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1433 N. Market Boulevard, Suite 1, Sacramento, California 95834.

Item 2. Identity and Background.

(a) This Schedule is filed by Christopher A. Marlett (“Marlett”) and the Christopher A. Marlett Living Trust, a California trust (“Trust”).

(b) The address of the principal office from which Marlett and the Trust conduct their principal business is 401 Wilshire Blvd., Suite 1020, Santa Monica, California 90401.

(c) The principal business activity of Marlett is as the principal and majority owner of MDB Capital Group LLC (“MDB”), an investment banking and securities brokerage firm. Marlett is the controlling person of the Trust.

(d), (e) During the last five years, neither Marlett nor the Trust have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Marlett or the Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Marlett is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On April 25, 2008, Marlett beneficially acquired 1,655,082 shares of Common Stock. Of that amount, the Trust acquired 827,541 shares of Common Stock and Marlett beneficially owns the remaining 827,541 shares though his IRA, the Christopher A. Marlett IRA (“IRA”). The foregoing securities were acquired in a private placement by the Issuer of its securities, consummated on April 25, 2008 (“Private Placement”). MDB acted as the placement agent of the securities offered by the Issuer pursuant to the Private Placement but received no compensation in connection therewith. Funds used in the above transaction were corporate or personal funds.

CUSIP NO: 45812Y108	13D	Page 4 of 7 Pages

Item 4. Purpose of Transaction.

Marlett acquired the shares of the Common Stock (described in Item 3 above) partially for investment purposes and partially in connection with certain financial and consulting services provided to the Issuer relating to the Issuer’s corporate restructuring. On November 28, 2007, the Issuer and MDB entered into a financial advisory services agreement (the “Advisory Services Agreement”) pursuant to which the Issuer engaged MDB as an investment banker to advise the Issuer concerning, and to make introductions with respect to, potential merger and acquisition candidates.

The greater purpose of the transaction was to obtain additional securities and ultimately voting control of the Issuer. Pursuant to the terms and conditions of the Stock Purchase Agreement dated April 11, 2008 (the “Stock Purchase Agreement”), following the closing of the Private Placement, MDB agreed to use its best efforts to arrange for an additional purchase or series of purchases of the Common Stock (“Subsequent Offering”) of at least 51% of the outstanding shares of the Issuer (“Subsequent Offering Minimum”). In addition, the transaction was also meant to effect a change in the existing Board of Directors and management of the Issuer. Pursuant to the Stock Purchase Agreement, Marlett was appointed as the Issuer’s new Chief Executive Officer and as a new member of its Board of Directors, which was increased from two (2) to four (4) members, two of whom would be designees of Marlett. Further, pursuant to the Stock Purchase Agreement, in the event that the Subsequent Offering Minimum is reached, the size of the Board will be increased to a total of five (5) members, and Marlett will have the right to designate such member.

Except as set forth above, neither Marlett nor the Trust has any other current plans or proposals, which relate to or would result in any of the following:

(a) The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c) A sale or transfer of a material amount of the Issuer’s assets;

(d) A change in the Issuer’s present Board of Directors or management, including to change the number or term of directors or to fill any vacancies on the Board;

CUSIP NO: 45812Y108	13D	Page 5 of 7 Pages

(e) A material change in the Issuer’s present capitalization or dividend policy;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter or bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the outstanding shares of the Issuer’s Common Stock beneficially owned by the reporting persons herein:

Reporting Person	Shares Beneficially Owned	Percentage
Christopher A. Marlett	1,655,082(1)	22.1%(2)
Christopher A. Marlett Living Trust	827,541	11.1%(2)
(1)	Consists of 827,541 shares of Common Stock held by the Christopher A. Marlett Living Trust and 827,541 shares of Common Stock held by the IRA.
(2)

Percentage calculation based on total number of outstanding shares of the Issuer’s common stock as of May 12, 2008 which was reported as 7,474,894 on the Issuer’s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008. Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as outstanding for purposes of calculating percentage ownership.

CUSIP NO: 45812Y108	13D	Page 6 of 7 Pages

(b) For the reporting persons under paragraph (a), the following table sets forth the number of shares of the Issuer’s common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

Reporting Person	Sole Power to Vote	Shared Power to Vote	Sole Power of Disposition	Shared Power of Disposition
Christopher A. Marlett	1,655,082(1)	0	1,655,082(1)	0
Christopher A. Marlett Living Trust	827,541	0	827,541	0
(1)	Consists of 827,541 shares of Common Stock held by the Christopher A. Marlett Living Trust and 827,541 shares of Common Stock held by the IRA.

(c) Except as described herein, neither Marlett nor the Trust has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP NO: 45812Y108	13D	Page 7 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4 above and as set forth in the Advisory Services Agreement and the Stock Purchase Agreement, to the best knowledge of Marlett and the Trust, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons named in Item 2 and between such persons and with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Advisory Services Agreement dated as of November 28, 2007 by and between MDB Capital Group LLC and Integrated Surgical Systems, Inc.*
2.

Stock Purchase Agreement dated as of April 11, 2008 by and between Integrated Surgical Systems, Inc. and Christopher A. Marlett Living Trust (Incorporated by reference from Exhibit 10.2 of the Quarterly Report on Form 10-Q of Integrated Surgical Systems, Inc. filed on May 20, 2008).

3.

Stock Purchase Agreement dated as of April 11, 2008 by and between Integrated Surgical Systems, Inc. and Christopher A. Marlett (Incorporated by reference from Exhibit 10.3 of the Quarterly Report on Form 10-Q of Integrated Surgical Systems, Inc. filed on May 20, 2008).

*filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008

/S/ Christopher A. Marlett
Christopher A. Marlett